UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )

Regis Corporation
(Name of Issuer)

Common Stock, $0.05 par value per share
(Title of Class of Securities)

758932206
(CUSIP Number)

William Charters 5537 Newcastle Lane Calabasas, CA 91302 (925) 330-6016	Stephen Salvadore 38 Sunset Drive East Greenwich, RI 02818 (646) 320 0191	Gary Wyetzner 64 Norris Avenue Metuchen, NJ 08840 (646) 484-0540

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue
New York, NY 10110
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

1	NAME OF REPORTING PERSONS Gary Wyetzner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 30,607
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 30,607
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,607
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.34%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS Stephen Salvadore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 27,569
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 35,055
PERSON WITH	9	SOLE DISPOSITIVE POWER 27,569
	10	SHARED DISPOSITIVE POWER 35,055
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.75%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS Aurora Salvadore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 4,055
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,055
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,055
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.18%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS Barbara Salvadore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 31,000
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.36%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS William Charters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 80,000
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 80,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.51%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.  Security and Issuer.

This Schedule 13D (the “Schedule 13D”) is being filed with respect to the shares of common stock (the “Shares”) of Regis Corporation, a Minnesota corporation (the “Company”).
Item 2.  Identity and Background.

(a)            This Schedule 13D is being filed on behalf of the following Reporting Persons (collectively, the “Reporting Persons”): Gary Wyetzner, Stephen Salvadore, Aurora Salvadore, Barbara Salvadore and William Charters, each of whom is a United States citizen.
 (b)            The business address of Mr. Wyetzner is 64 Norris Avenue, Metuchen, NJ 08840.  The business address of Stephen Salvadore, Aurora Salvadore and Barbara Salvadore is 38 Sunset Drive, East Greenwich, RI 02818.  The business address of Mr. Charters is 5537 Newcastle Lane, Calabasas, CA 91302.
(c)            The principal occupation of Mr. Wyetzner is as an independent financial strategist.  The principal occupation of Mr. Salvadore is as a venture capitalist.  The principal occupation of Aurora Salvadore is as an interior designer.  Barbara Salvadore is retired, and has no principal occupation.  The principal occupation of Mr. Charters is an investor.
(d, e)            During the past five years, no Reporting Person has been convicted in a criminal proceeding, or been a party to a civil proceeding, required to be disclosed pursuant to Items 2(d) or (e) of Schedule 13D.
(f)            The citizenship of each of the Reporting Persons is set forth in paragraph (a) of this Item.
Item 3.  Source and Amount of Funds or Other Consideration.

The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Item 5(a,b) was approximately $3,006,711.65. The source of funds for purchases of Shares by each of the Reporting Persons is the personal funds of the applicable Reporting Person.
Item 4.  Purpose of Transaction
On January 8, 2024, the Reporting Persons issued a letter (the “Letter”) to the chairman of the board of directors of the Issuer.  The Letter is attached hereto as Exhibit 99.2.  The public is encouraged to read the Letter and form its own opinions.

The Reporting Persons believe the securities of the Issuer are significantly undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

Except as set forth in the Letter, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may develop additional plans and/or make further proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and bylaws, Board composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer, potential strategic transactions involving the Issuer or certain of the Issuer's businesses or assets, or may change their intention with respect to any and all matters referred to in this Item 4.  The Reporting Persons intend to continue to communicate with the Issuer's management and Board about a broad range of operational and strategic matters. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board, other shareholders or third parties and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such plans or proposals may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.
Item 5.  Interest in Securities of the Issuer
(a)            The aggregate percentage of Shares reported owned by each person named herein is based upon 2,279,417 Shares outstanding as of November 29, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 1, 2023.
As of the close of business on the date hereof, Mr. Wyetzner individually beneficially owned 30,607 Shares, constituting approximately 1.34% of all of the outstanding Shares.
As of the close of business on the date hereof, Mr. Salvadore individually beneficially owned 27,569 Shares, constituting approximately 1.21% of all of the outstanding Shares.
As of the close of business on the date hereof, Aurora Salvadore individually beneficially owned 4,055 Shares, constituting approximately 0.18% of all of the outstanding Shares.
As of the close of business on the date hereof, Barbara Salvadore individually beneficially owned 31,000 Shares, constituting approximately 1.36% of all of the outstanding Shares.
Mr. Salvadore may be deemed to beneficially own the 4,055 Shares held by Aurora Salvadore and the 31,000 Shares held by Barbara Salvadore by virtue of his position as investment manager of the accounts holding such Shares.
As of the close of business on the date hereof, Mr. Charters individually beneficially owned 80,000 Shares, constituting approximately 3.51% of all of the outstanding Shares.
The Reporting Persons, in the aggregate, beneficially own 173,231 Shares, constituting approximately 7.6% of the outstanding Shares.
 (b)            Mr. Wyetzner has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, 30,607 Shares held by Mr. Wyetzner.
Mr. Salvadore has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 27,569 Shares held by Mr. Salvadore.  Mr. Salvadore has shared power with Aurora Salvadore power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 4,055 Shares held by Aurora Salvadore. Mr. Salvadore has shared power with Barbara Salvadore power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 31,000 Shares held by Barbara Salvadore.
Mr. Charters has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 80,000 Shares held by Mr. Charters.

(c)  During the past sixty (60) days, the Reporting Persons have not entered into any transactions in the Shares except as set forth on Schedule 1 hereto.
(d) No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into a joint filing agreement, dated as of January 5, 2024, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.  Material to be filed as Exhibits
Exhibit 99.1	Joint Filing Agreement to Schedule 13D-G by and among Gary Wyetzner, Stephen Salvadore, Aurora Salvadore, Barbara Salvadore and William Charters, dated as of January 9, 2024.
Exhibit 99.2	Letter to the Chairman of the Board of Directors of Regis Corporation, dated as of January 9, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Dated: January 9, 2024

/s/ Gary Wyetzner
GARY WYETZNER

/s/ Stephen Salvadore
STEPHEN SALVADORE

/s/ Aurora Salvadore
AURORA SALVADORE

/s/ Barbara Salvadore
BARBARA SALVADORE

/s/ William Charters
WILLIAM CHARTERS

SCHEDULE 1
Transactions in the Common Stock of the Issuer by Reporting Persons During the Past 60 Days
Date	Buy/Sell	Security	Approximate Price Per Share[1][2]	Amount of Shares Bought/(Sold) [3]

Gary Wyetzner

11/10/2023	BUY	Common Stock	$7.60	265
11/17/2023	BUY	Common Stock	$8.40	5
12/14/2023	BUY	Common Stock	$7.74	130
12/15/2023	BUY	Common Stock	$6.59	475

Stephen Salvadore

12/20/2023	SELL	Common Stock	$6.18	(916)
12/21/2023	SELL	Common Stock	$6.10	(1,300)
12/26/2023	SELL	Common Stock	$6.02	(6,000)

Barbara Salvadore

12/29/2023	BUY	Common Stock	$9.56	8,920
1/2/2024	BUY	Common Stock	$9.00	1,385

William Charters

11/13/2023	BUY	Common Stock	$8.00	1,722
11/14/2023	BUY	Common Stock	$9.60	2,028
11/15/2023	BUY	Common Stock	$10.00	1,250
11/27/2023	BUY	Common Stock	$7.20	3,853
11/28/2023	BUY	Common Stock	$7.00	3,647
11/29/2023	BUY	Common Stock	$7.21	10,750
11/30/2023	BUY	Common Stock	$7.87	3,000
12/1/2023	BUY	Common Stock	$6.80	2,000
12/4/2023	BUY	Common Stock	$6.75	8,000
12/5/2023	BUY	Common Stock	$6.66	2,000
12/6/2023	BUY	Common Stock	$6.77	1,000
12/8/2023	SELL	Common Stock	$9.43	(880)
12/8/2023	BUY	Common Stock	$9.55	2,880
12/13/2023	BUY	Common Stock	$9.22	780
12/14/2023	BUY	Common Stock	$8.10	6,221
12/15/2023	BUY	Common Stock	$6.67	2,000
12/18/2023	BUY	Common Stock	$6.70	3,000
12/19/2023	BUY	Common Stock	$6.60	1,000
12/20/2023	BUY	Common Stock	$6.05	1,000
12/22/2023	BUY	Common Stock	$6.00	1,000
12/26/2023	BUY	Common Stock	$6.53	1,000
12/27/2023	BUY	Common Stock	$9.85	1,000
12/28/2023	BUY	Common Stock	$10.02	1,000
1/2/2024	BUY	Common Stock	$8.95	2,000

1 Split-adjusted.
2 Excluding any brokerage fees.
3 Split-adjusted.

EXHIBIT 99.1

JOINT FILING AGREEMENT

WHEREAS, the undersigned (collectively, the “Reporting Persons”) from time to time make filings with the Securities and Exchange Commission pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended; and
WHEREAS, the Reporting Persons prefer to make joint filings on behalf of all Reporting Persons rather than individual filings on behalf of each of the Reporting Persons;
NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:
1.            Each of the Reporting Persons is individually eligible to make joint filings.
2.            Each of the Reporting Persons is responsible for timely making joint filings and any amendments thereto.
3.            Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in joint filings.
4.            None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in joint filings, unless such person knows or has reason to believe that such information is inaccurate.
5.            The undersigned agree that each joint filing made on or after the date hereof with respect to Common Stock of Regis Corporation will be, and any amendment thereto will be, made on behalf of each of the Reporting Persons.
[Signature Page Follows]

Dated: January 9, 2024

/s/ Gary Wyetzner
GARY WYETZNER

/s/ Stephen Salvadore
STEPHEN SALVADORE

/s/ Aurora Salvadore
AURORA SALVADORE

/s/ Barbara Salvadore
BARBARA SALVADORE

/s/ William Charters
WILLIAM CHARTERS